SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G**

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Sirius Satellite Radio Inc
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

125127100
(CUSIP Number)

December 31, 2001
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/  /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 125127100

1.     Name of Reporting Person:

         Prime 66 Partners, a Texas general partnership

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) /   /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                   5.     Sole Voting Power: -0-
Number of
Shares
Beneficially       6.     Shared Voting Power: -0-
Owned By
Each
Reporting          7.     Sole Dispositive Power: -0-
Person
With
                   8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           / /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: PN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated August 25, 2000, as amended by Amendment No. 1 dated June 8, 2001 (the "Schedule 13G"), relating to the Common Stock (the "Stock"), of Sirius Satellite Radio Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a).    Names of Persons Filing.

Item 2(a) and (b) are hereby amended and restated in their entirety as follows:

          Since the filing of Amendment No. 1 to the Schedule 13G, the Reporting Person, Prime 66 Partners, converted from a Texas limited partnership to a Texas general partnership pursuant to the relevant provisions of the Texas Revised Partnership Act.  The managing partner of the Reporting Person is Sid R. Bass, Inc., a Texas corporation ("SRBI").  Sid R. Bass Management Trust, a revocable trust existing under the laws of the state of Texas ("Trust"), of which Sid R. Bass ("SRB") is sole trustor and a trustee, owns all of the outstanding voting stock of SRBI. Trust and SRB have previously been disclosed in the Schedule 13G as Controlling Persons with respect to the Reporting Person.  The address of each of the Reporting Person, SRBI, Trust and SRB, which also serves as their respective principal business offices, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

Item 4.     Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Person

The Reporting Person is not the beneficial owner of any shares of the Stock.

Controlling Persons

SRBI

SRBI, the managing partner of the Reporting Person, is not the beneficial owner of any shares of the Stock.

Trust

Trust, which owns all of the outstanding voting stock of SRBI, which is the managing partner of the Reporting Person, is not the beneficial owner of any shares of the Stock.

SRB

SRB, the sole trustor and a trustee of Trust, which owns all of the outstanding voting stock of SRBI, which is the managing partner of the Reporting Person, is not the beneficial owner of any shares of the Stock.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Person

The Reporting Person has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Controlling Persons

SRBI

SRBI, the managing partner of the Reporting Person, has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Trust

Trust, which owns all of the outstanding voting stock of SRBI, the managing partner of the Reporting Person, has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

SRB

SRB, the sole trustor and a trustee of Trust, which owns all of the outstanding voting stock of SRBI, which is the managing partner of the Reporting Person, has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5.       Ownership of Five Percent or Less of a Class.

Item 5 is hereby restated in its entirety as follows:

On July 17, 2001, the Reporting Person ceased to be the beneficial owner of 5% or more of the outstanding shares of the Stock.

Item 10.     Certification.

Item 10 is hereby restated in its entirety as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:      February 14, 2002

PRIME 66 PARTNERS, a Texas general partnership By: SID R. BASS, INC., managing partner By: /s/ W.R. Cotham W.R. Cotham, Vice-President